

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Via E-mail
Clayton E. Killinger
Sr. Vice President & Controller
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249-1616

      Re: Corner Store Holdings, Inc.
            Amendment No. 2 to Registration Statement on Form 10
            Filed February 8, 2013
            File No. 001-35743

Dear Mr. Killinger,

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10 filed February 8, 2013

Exhibit 99.1

Dividend Policy, page 49

1. We note your response to comment 1 from our letter dated January 24, 2013 and have the following additional comments.

   - Please revise your disclosure to quantify your historical level of cash provided by operating activities and to quantify each of the necessary adjustments to your historical cash to more clearly demonstrate to your investors that you expect to have adequate cash to support your projected cash dividend. We note that you provided this quantification within your response to our comment, and we believe this is

important information to provide to your investors. Please consider presenting this
information in tabular form for ease of understanding.

- Additionally, please confirm that once you determine the number of shares to be
issued, you will verify that the projected amount of cash available to pay dividends of
$147 million is adequate to provide a dividend of $0.25 per share.

- Please tell us how you considered the impact of seasonality on your business when
determining that these proposed disclosures were adequate to demonstrate your
ability to pay a quarterly dividend of $0.0625 per share. Also tell us why your filing
does not appear to contain disclosures about the impact of seasonality on your
business, such as within a risk factor, the description of your business and the analysis
of your results of operations. In this regard, we assume that convenience stores with
gas stations would experience higher sales and profitability during your second and
third quarters.

Unaudited Pro Forma Combined Financial Statements, page 51

2. We note your response to comment 2 from our letter dated January 24, 2013. Please
revise your narrative on page 51 to identify those intercompany contracts that give rise to
pro forma adjustments that will be executed concurrent with the separation and
distribution. Please disclose, similar to the information contained in your response to us,
that the form of these agreements have been filed as exhibits to this Form 10, and that the
final executed agreements are not expected to differ materially. For any debt agreements
that are not executed prior to requesting effectiveness, please provide a similar disclosure
that clarifies whether the form of such agreements have been substantially negotiated or
otherwise explains the extent to which the terms of such agreements have been finalized
and the basis for the amounts included in your pro forma adjustments, so that investors
understand the extent to which the amount of your pro forma adjustments may change.

Financial Statements and Supplementary Data, page F-1

3. We note your statement on page F-8 that CST was incorporated in Delaware as a wholly
owned subsidiary of Valero in November 2012. Please confirm our assumption that the
assets and liabilities of your retail operations will not be transferred to CST until after
you request effectiveness for this filing. If our assumption is correct and the financial
statements presented in this filing are those of the predecessor and not of CST itself,
please tell us how you have complied with Rules 3-01(a) and 3-02(a) of Regulation S-X
to present financial statements for the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Catherine Brown, Staff Attorney, at (202) 551-3513 or me with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Jay D. Browning
        Sr. Vice President-Corp. Law & Secretary